

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2012

<u>Via e-mail</u>
Mr. Parashar Patel
Chief Executive Officer
UAN Power Corp.
1021 Hill Street, Suite 200
Three Rivers, Michigan 49093

> RE: **UAN Power Corp.**
> **Form 8-K**
> **Filed January 24, 2012**
> **File No. 0-54334**

Dear Mr. Patel:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please amend your filing to include all of the information required by Item 304 of Regulation S-K. State whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date. The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants. Include an updated letter from the former accountants addressing the revised disclosures.   File the amendment under cover of Form 8-K/A and include the ITEM 4.01 designation, including the letter from the former accountant filed as an Exhibit 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant